Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	Mark R. Witmer, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: April 19, 2012

National Bancshares Corporation Announces First Quarter Earnings

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $700,000 for the quarter ended March 31, 2012, an increase from $487,000 for the same period in 2011. Earnings per share were $0.32 and $0.22 for March 31, 2012 and 2011, respectively.

First Quarter 2012 Business Highlights:

~ Net income for the quarter increased 44% to $700,000 from $487,000 for the same period in 2011.

~ Net interest income for the quarter ended March 31, 2012 was $3,397,000, an increase of $300,000 or 10% compared to $3,097,000 in the same period in 2011.

~ Noninterest expense decreased 3% to $3,046,000.

~ Loans, net of allowance for loan losses increased $8.4 million or 4% from $213.9 million as of December 31, 2011 to $222.3 million as of March 31, 2012.

~ Total deposits increased $11.7 million or 3% from $340.7 million as of December 31, 2011 to $352.4 million as of March 31, 2012.

First Quarter 2012 Financial Summary:

Net income for the quarter increased 44% to $700,000 from $487,000 for the same period in 2011. Earnings for the quarter were positively impacted by the $300,000 increase in net interest income and a $100,000 decrease in noninterest expense.

Noninterest income for the quarter decreased to $636,000 or 13%, from $732,000 for the same period in 2011. The change is primarily related to $128,000 of gains recorded in 2011 on the sale of the guaranteed portion of five Small Business Administration (SBA) loans.

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Noninterest expense for the quarter was $3,046,000, a decrease of 3% from
$3,146,000 for the same period in 2011. The change was due primarily to a decrease in professional and consulting expense and the FDIC assessment expense.

March 31, 2012 Financial Condition:

Total assets increased 3% to $417.7 million as of March 31, 2012, from $406.1 million at December 31, 2011. Securities available for sale totaled $145.9 million compared to $150.2 million at December 31, 2011. Loans, net of allowance for loan losses increased $8.4 million to $222.3 million compared to $213.9 million at December 31, 2011. Deposits increased 3% to $352.4 million compared to $340.7 million at December 31, 2011. Shareholders` equity increased 1% to $43.2 million from $42.7 million at the end of 2011. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, decreased to $3.5 million compared to $3.6 million as of December 31, 2011.

The allowance for loan losses increased from $3,163,000 as of December 31, 2011 to $3,184,000 or from 1.46% of total loans at year-end 2011 to 1.41% at March 31, 2012. The provision for loan losses for the quarter was $149,000, compared to $147,000 for the same period in 2011.

Total nonperforming loans decreased from $4.0 million as of December 31, 2011 to $3.5 million at March 31, 2012. Non-performing loans consist of loans placed on non-accrual status and loans past due 90 or more days and still accruing interest. Loans past due 30 through 89 days and still accruing, increased from $641,000 to $705,000 as of March 31, 2012. Adversely classified loans, including special mention, substandard and doubtful, decreased from $12.1 million at December 31, 2011 to $10.9 million at March 31, 2012. Management believes the allowance for loan losses is adequate as of March 31, 2012.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended
December 31, 2011. The Company assumes no obligation to update any forward-looking statement.

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
Selected Consolidated Financial Data (Unaudited)

Balance Sheet Data:
(dollars in thousands)
                                 Mar 31,   Dec 31,   Sep 30,   Jun 30,   Mar 31,
                                 2012      2011      2011      2011      2011
Cash and cash equivalents        $ 23,125  $ 15,634  $ 29,071  $ 31,694  $ 21,285
Securities available for sale     145,930   150,175   144,008   135,926   133,049
Loans, net                        222,346   213,952   207,096   203,255   193,610
Deposits                          352,408   340,664   340,319   336,528   316,568
Repurchase agreements               9,816    10,168    10,071     8,782     7,658
Federal Home Loan Bank advances     8,000     8,000     9,000     9,000    12,000
Shareholders' equity               43,156    42,745    42,215    40,707    39,719
Total assets                      417,731   406,086   407,059   398,787   379,025


Income Statement Data:
(dollars in thousands, except per
  share data)                                    Three months ended
                                                 Mar 31,      Mar 31,
                                                 2012         2011          Change
Interest income                                  $   3,850    $   3,675       4.8 %
Interest expense                                       453          578     (21.6)%
Net interest income                                  3,397        3,097       9.7 %
Provision for loan losses                              149          147       1.4 %
Net interest income after provision for
  loan losses                                        3,248        2,950      10.1 %
Noninterest income                                     636          732     (13.1)%
Noninterest expense:
Salaries and employee benefits                       1,493        1,494      (0.1)%
Data processing                                        295          283       4.2 %
Net occupancy                                          353          367      (3.8)%
Professional and consulting fees                        97          150     (35.3)%
FDIC assessment                                         78          136     (42.6)%
Other                                                  730          716       2.0 %
Total noninterest expense                            3,046        3,146      (3.2)%
Income before income taxes                             838          536      56.3 %
Income taxes                                           138           49     181.6 %
Net income                                       $     700    $     487      43.7 %
Earnings per share, basic and diluted            $    0.32    $    0.22      45.5 %
Weighted average shares outstanding              2,216,526    2,209,717

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
Quarterly Earnings Summary (Unaudited)
Previous Eight Quarters:
(dollars in thousands, except per
  share data)
                                              Mar          Dec          Sep          Jun
                                              2012         2011         2011         2011
Interest income                               $   3,850    $   3,926    $   3,920    $   3,892
Interest expense                                    453          469          481          522
Net interest income                               3,397        3,457        3,439        3,370
Provision for loan losses                           149          153          150          150
Net interest income after provision for
  loan losses                                     3,248        3,304        3,289        3,220
Noninterest income                                  636          862          817          621
Noninterest expense                               3,046        3,289        3,156        3,148
Income (loss) before income taxes                   838          877          950          693
Income tax expense (benefit)                        138          103          188          104
Net income                                    $     700    $     774    $     762    $     589
Earnings per share:
Basic and diluted                             $    0.32    $    0.35    $    0.34    $    0.27
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,216,526    2,213,269    2,213,269    2,209,717

                                              Mar          Dec          Sep          Jun
                                              2011         2010         2010         2010
Interest income                               $   3,675    $   3,704    $   3,919    $   3,920
Interest expense                                    578          755          799          819
Net interest income                               3,097        2,949        3,120        3,101
Provision for loan losses                           147          879          228          615
Net interest income after provision for
  loan losses                                     2,950        2,070        2,892        2,486
Noninterest income                                  732          744        1,209          612
Noninterest expense                               3,146        2,969        2,947        3,002
Income (loss) before income taxes                   536         (155)       1,154           96
Income tax expense (benefit)                         49         (163)         288          (62)
Net income                                    $     487    $       8    $     866    $     158
Earnings per share:
Basic and diluted                             $    0.22    $    0.01    $    0.39    $    0.07
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,209,717    2,205,973    2,205,973    2,205,973

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